RENEE M. HARDT ATTORNEY AT LAW +1 (312) 609-7616 rhardt@vedderprice.com

January 23, 2015

Ms. Anu Dubey
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104) (the “Trust”)

Dear Ms. Dubey:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the “Staff”) on January 7, 2015 regarding the post-effective amendment to the Trust’s registration statement on Form N-1A submitted on November 26, 2014 and filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, as amended.

For your convenience, your comments are set out below in italicized text and each comment is followed by the Trust’s response.

Prospectus — Global Comments

1.             In the “Fees and Expenses” section in each Fund Summary, please remove the “up to” language from the “Wire Redemption Fee” line of the fee table.

Response:             The Trust respectfully submits that the current disclosure is appropriate given that certain institutional shareholders who trade daily are not charged wire fees.

2.             In the “Fees and Expenses” section in each Fund Summary, please confirm for the Staff’s information that any contractual expense limitation agreements referenced in the footnotes to the fee table are filed as exhibits to the Trust’s registration statement.

Response:             The Trust confirms that any contractual expense limitation agreements referenced in the footnotes to a Fund’s fee table are filed as exhibits to the Trust’s registration statement.

3.             In the “Fund Performance” section in each Fund Summary, please add “Return” to the fourth line of the “Average Annual Total Returns” table.

Response:             The Trust has made the requested changes.

4.             In the section “Buying and Selling Fund Shares” in each Fund Summary, please move any bulleted list of exceptions elsewhere within the Prospectus and refer to exceptions more generally.

Response:             The Trust has made the requested changes.

Prospectus — Touchstone Arbitrage Fund Summary

5.             In the “Fees and Expenses” section, the disclosure in footnote 1 to the fee table is only permitted for a new fund.  If Touchstone Arbitrage Fund does not qualify as a new fund, this disclosure should be removed.

Response:             The disclosure has been deleted.

6.             In the “Fees and Expenses” section, please confirm for the Staff’s information that the expense recoupment referenced in footnote 2 to the fee table will only occur if the Fund’s expenses are below the expense limitation that was in effect at the time expenses were waived.

Response:             The Trust confirms that the expense recoupment referenced in footnote 2 to the fee table will only occur if the Fund’s expenses are below the expense limitation that was in effect at the time expenses were waived.

7.             In the “Fees and Expenses” section, please add 5 and 10 year examples to the example following the fee table.

Response:             The Trust has made the requested change.

8.             Please confirm whether “Acquired Fund Fees and Expenses” should be included in the fee table given the reference to “investments in other registered investment companies” in the “Principal Investment Strategies” section.

Response:             The Trust confirms that it will include any Acquired Fund fees and expenses in the fee table as part of the “Acquired Fund Fees and Expenses” line item if such fees and expenses in the aggregate exceed 0.01 percent of the Fund’s average net assets.

9.             In the “Fund Performance” section, please revise the first sentence to reflect that only one year of performance is shown in the bar chart.

Response:             The Trust has made the requested change.

10.          In the “Fund Performance” section, please confirm that the index listed will be an appropriate broad-based securities index.

Response:             The Trust confirms that the Fund’s benchmark, the BofA Merrill Lynch 3-Month U.S. Treasury Bill Index, is an appropriate broad-based securities index.

Prospectus — Touchstone Emerging Markets Equity Fund Summary

11.          Under “Principal Investment Strategies,” please revise the third bullet point of the definition of an emerging market to be more specific.

Response:             The Trust believes that the current disclosure’s reference to “dependent on emerging market countries” specifically entails a high level of economic exposure to emerging markets and therefore respectfully declines to make any changes to the disclosure.

Prospectus — Touchstone Global Real Estate Fund Summary

12.          In the “Fund Performance” section, please add a general broad-based securities market index to the “Average Annual Total Returns” table as the primary index.

Response:             The Trust has added the S&P 500 as the Fund’s secondary index.  The Trust respectfully notes that Cohen & Steers Global Realty Shares, Inc. also uses the FTSE EPRA/NAREIT Developed Index as a primary index.

Prospectus — Touchstone International Fixed Income Fund Summary

13.          In the “Principal Investment Strategies” section, for purposes of the Fund’s 80% policy, please add disclosure regarding how the Fund determines that issuers are located outside of the U.S.

Response:             The Trust uses the location of the issuer’s parent company to determine issuer location and may also take into account the primary countries to which an issuer’s economic fortunes and risks are exposed.  The Trust has added disclosure accordingly.

14.          In the “Principal Investment Strategies” section, please add a reference to “junk bonds” after the reference to “non-investment-grade debt securities.”

Response:             The Trust has added the requested disclosure.

15.          In the “Principal Investment Strategies” section, please confirm for the Staff’s information whether derivatives are counted towards the 80% of the Fund’s net assets that are invested in fixed income securities of issuers located outside the U.S. if such derivatives have economic characteristics of fixed income securities of issuers located outside the U.S.  The Staff noted that, for the purposes of the Fund’s 80% investment policy, the Fund should value its investments in derivatives based on the market value of the derivatives, not on the notional amount of such derivatives.

Response:             The Trust confirms that derivative instruments that provide economic exposure to assets that are consistent with Touchstone International Fixed Income Fund’s name generally will be valued at market value for purposes of measuring compliance with the Fund’s 80% investment policy. However, the Trust believes that it may be appropriate under certain circumstances to utilize the notional amount (e.g., if a derivative creates an exposure equivalent to a cash investment in the underlying issuer equal to the derivative’s notional amount).

16.          In the “Principal Investment Strategies” section, please confirm that variable and floating rate securities are not included for the purpose of the 80% test.  Please also revise the disclosure accordingly.

Response:  The Trust confirms that variable and floating rate securities will not be included for the purpose of the 80% test.  The Trust has also revised the disclosure accordingly.

17.          In the “Principal Investment Strategies” section, please provide a plain English description of an “absolute negative one year duration.”

Response:             The Trust has added disclosure describing negative duration.

18.          In the “Principal Risks” section, please add an example showing the impact of a 1% increase in interest rates on a portfolio with a duration that equals the benchmark duration plus two years.

Response:             The Trust has revised the disclosure to explain the impact of increases or decreases in interest rates on portfolio returns depending on the duration of the portfolio.

19.          Please add disclosure of sector focus to the “Principal Investment Strategies” section to mirror the disclosure of sector focus risk in the “Principal Risks” section.

Response:             The Trust has added the requested disclosure.

Prospectus — Touchstone Merger Arbitrage Fund Summary

20.          In the “Fees and Expenses” section, clarify that the contractual expense limits referenced in the example are in effect only for one year.

Response:             The Trust has added the requested disclosure.

21.          Please add disclosure of Rule 144A securities to the “Principal Investment Strategies” section to mirror the disclosure of Rule 144A securities risk in the “Principal Risks” section.

Response:             The Trust has added the requested disclosure.

Prospectus — Touchstone Mid Cap Fund Summary

22.          In the “Fees and Expenses” section, consider whether footnote 3 to the fee table should be removed given that these expenses are already disclosed in the Fund’s Annual Report.

Response:             The Trust notes that the Fund’s contractual expense limit has changed and thus, the net expenses shown in the fee table do not match those shown in the Financial Highlights table.  Accordingly, the Trust believes this disclosure is appropriate.

Prospectus — Touchstone Premium Yield Equity Fund Summary

23.          Please add disclosure of the Fund’s concentration of investments in the real estate industry to the “Principal Investment Strategies” section to mirror the disclosure of real estate industry risk in the “Principal Risks” section.

Response:             The Trust has deleted the disclosure of real estate industry risk from the “Principal Risks” section because the Fund does not presently concentrate its investments in the real estate industry.

Prospectus — Touchstone Small Cap Core Fund Summary

24.          In the “Fees and Expenses” section, consider whether footnote 2 to the fee table should be removed given that these expenses are already disclosed in the Fund’s Annual Report.

Response:             The Trust notes that the Fund’s contractual expense limit has changed and thus, the net expenses shown in the fee table do not match those shown in the Financial Highlights table.  Accordingly, the Trust believes this disclosure is appropriate.

Prospectus — Touchstone Total Return Bond Fund Summary

25.          Please revise the Fund’s investment goal to “seek total return” to be consistent with the Fund’s name.

Response:             The Trust notes that such a change would require Board approval, as well as 60 days’ prior notice to shareholders.  The Trust further notes that the current goal references both income and capital appreciation, which are the fundamental components of total return.  Accordingly, the Trust respectfully declines to make any changes to the disclosure.

26.          In the “Fees and Expenses” section, consider whether footnote 2 to the fee table should be removed given that these expenses are already disclosed in the Fund’s Annual Report.

Response:             The Trust notes that during the Fund’s 2014 fiscal year, fund level waivers needed to meet the contractual expense limit for Institutional Class also drove Class Y below its contractual expense limit and, thus, the net expenses shown in the fee table do not match those shown in the Financial Highlights table.  Accordingly, the Trust believes this disclosure is appropriate.

27.          In the “Principal Investment Strategies” section, please redefine the Fund’s 80% investment in “fixed income securities” to 80% investment in “bonds” to be consistent with the Fund’s name.

Response:             The Trust notes that such a change would require Board approval, as well as 60 days’ prior notice to shareholders.  Accordingly, the Trust respectfully declines to make any changes to the disclosure.

28.          In the “Principal Investment Strategies” section, disclose the Fund’s maturity policy.

Response:             The Trust has added the requested disclosure.

29.          Please add asset-backed securities risk to the “Principal Risks” section to reflect the mention of asset-backed securities in the “ Principal Investment Strategies” section.

Response:             The Trust notes that “asset-backed securities risk” is already disclosed in the “Principal Risks” section.

Prospectus — Touchstone Ultra Short Duration Fixed Income Fund Summary

30.          In the “Fees and Expenses” section, please move the 12b-1 fee waiver from the “Distribution and/or Service (12b-1) Fees” line of the fee table down to the “Fee Waivers or Expense Reimbursement” line such that the full 12b-1 fee is reflected in the “Distribution and/or Service (12b-1) Fees” line.  Please also move disclosure of the 12b-1 fee waiver from footnote 1 to footnote 3 and add the disclosure required by Form N-1A, Item 3 regarding fee waivers.

Response:             The Trust notes that there is no contractual 12b-1 fee waiver in place and that the 12b-1 fees disclosed in the fee table are the 12b-1 fees incurred during the most recent fiscal year as per Instruction 3(b) to Item 3 of Form N-1A.  The Trust notes that the “Distribution Plans and Shareholder Service Arrangements” section discloses the Fund’s intention to limit the amount of the 12b-1 fees for Class C shares to 0.75% for at least one year from the date of the prospectus relating to the Fund and has removed the disclosure from footnote 1 of the fee table.

31.          In the “Fees and Expenses” section, clarify that the contractual expense limits referenced in the example are in effect only for one year.

Response:             The Trust has made the requested change.

32.          Please add disclosure that the Fund will actively trade its portfolio to the “Principal Investment Strategies” section to mirror the disclosure of portfolio turnover risk in the “Principal Risks” section.

Response:             The Trust has added the requested disclosure.

Prospectus — Investment Strategies and Risks

33.          Under the section “Can a Fund Depart From its Principal Investment Strategies?”, please delete the reference to “liquidity purposes.”

Response:  The Trust has removed the requested disclosure.

Prospectus — The Fund’s Management

34.          Under the section “Sub-Advisors and Portfolio Managers,” please clarify that the portfolio manager for each Fund is either jointly and primarily responsible (in the case of multiple portfolio managers) or primarily responsible for the management of the Fund.

Response:  The Trust has made the requested changes.

SAI — Permitted Investments and Risk Factors

35.          Under the section “Business Development Companies,” please confirm that expenses of BDC investments are reflected in the applicable Fund’s fee table.

Response:  The Trust confirms that it will include any BDC’s fees and expenses in the fee table as part of the Acquired Fund Fees and Expenses line item if such fees and expenses, along with the fees and expenses of any other Acquired Fund in the aggregate, exceed 0.01 percent of the Fund’s average net assets.  The Trust also confirms that, in the event such fees and expenses do not exceed 0.01 percent of average net assets of the Fund, the Fund will include those fees and expenses under the fee table subcaption “Other Expenses.”

*              *              *

Attached as Exhibit A to this letter is the “Tandy Letter” signed by an officer of the Trust.  If you have any further questions or comments, please contact me at (312) 609-7616.

Very truly yours,

/s/ Renee M. Hardt

Renee M. Hardt

RMH/lmf

cc:                                Kevin L. Howard, Esq.
Terrie A. Wiedenheft
Deborah B. Eades, Esq.

EXHIBIT A

January 23, 2015

Ms. Anu Dubey

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:          Touchstone Funds Group Trust (File Nos. 033-70958 and 811-08104) (the “Trust”)

Dear Ms. Dubey:

In connection with the Trust’s response to certain oral comments received from the Commission staff on January 7, 2015, with respect to the Staff’s review of the post-effective amendment to the Trust’s registration statement on Form N-1A previously filed on November 26, 2014, the Trust is providing the following representations, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the applicable filing, (ii) Commission staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Trust may not assert staff comments with respect to the filing as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Kevin L. Howard, Esq., of Western & Southern Financial Group, internal counsel to the Trust, at (513) 361-6675.

Very truly yours,

/s/ Terrie A. Wiedenheft
Terrie A. Wiedenheft
Treasurer

Exhibit A - Page 1